[redacted]

15025998

SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2015
WASH, D.C.
194
SECTION

UNIT
SECURITIES AND E
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[redacted]

8-65628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CP Cogent Securities LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2101 Cedar Springs Rd, Suite 1200
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Sloan - (214) 871-5404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates, LLP
(Name – *if individual, state last, first, middle name*)

13727 Noel Road, Suite 300	Dallas	TX	75240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/13

OATH OR AFFIRMATION

I, Stephen Sloan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CP Cogent Securities, LP, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

KELLY LEIGH LAWRENCE
Notary Public, State of Texas
My Commission Expires
December 06, 2018

Kelly L Lawrence 2-27-15
Notary Public

Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C|P COGENT | PARTNERS

CP COGENT | PARTNERS

CP COGENT SECURITIES, LP

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT

YEARS ENDED
DECEMBER 31, 2014 AND 2013

CP COGENT SECURITIES, LP

INDEX TO FINANCIAL STATEMENTS

HEIN

Hein & Associates LLP
13727 Noel Road, Suite 300
Dallas, Texas 75240

www.heincpa.com
P 972.458.2296
F 972.788.4943

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
CP Cogent Securities, LP
Dallas, Texas

We have audited the accompanying consolidated statements of financial condition of CP Cogent Securities, LP (the "Partnership") as of December 31, 2014 and 2013, and the related statements of income, changes in partners' capital and cash flows for each of the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements on our audits.

We conducted our audit as of and for the year ended December 31, 2014 in accordance with the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The Supplemental Information is the responsibility of the Partnership's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hein & Associates LLP

Dallas, Texas
February 27, 2015

CP COGENT SECURITIES, LP

STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31, 2014	DECEMBER 31, 2013
ASSETS:		
Cash	$ 14,780,201	$ 10,800,631
Accounts receivable	9,790,374	1,539,434
Prepaid expenses	13,297	2,855
Total assets	$ 24,583,872	$ 12,342,920
LIABILITIES AND PARTNERS' CAPITAL:		
Accounts payable and accrued expenses	$ 80,330	$ 39,381
State income taxes payable	223,650	124,499
Due to affiliate	5,374,730	750,638
Total liabilities	5,678,710	914,518
COMMITMENTS AND CONTINGENCIES (Notes 2 and 6)		
PARTNERS' CAPITAL	18,905,162	11,428,402
Total liabilities and partners' capital	$ 24,583,872	$ 12,342,920

See accompanying notes to these financial statements.

CP COGENT SECURITIES, LP

STATEMENTS OF INCOME

	For the Years Ended December 31, 2014	2013
REVENUE:		
Transaction income	$ 35,469,791	$ 19,859,698
Interest	5,358	7,346
Total revenues	35,475,149	19,867,044
EXPENSES:		
Employee compensation and benefits	13,007,016	6,865,584
Regulatory fees and expenses	129,716	101,010
Other expenses	3,586,511	3,371,989
Total expenses	16,723,243	10,338,583
INCOME BEFORE STATE INCOME TAXES	18,751,906	9,528,461
STATE INCOME TAXES	275,146	140,839
NET INCOME	$ 18,476,760	$ 9,387,622

See accompanying notes to these financial statements.

CP COGENT SECURITIES, LP

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

FOR EACH OF THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	General Partner	Limited Partner	Total
BALANCES, January 1, 2013	$ 13,742	$ 13,727,038	$13,740,780
Distributions	(11,700)	(11,688,300)	(11,700,000)
Net income	9,386	9,378,236	9,387,622
BALANCES, December 31, 2013	11,428	11,416,974	11,428,402
Distributions	(11,000)	(10,989,000)	(11,000,000)
Net income	18,477	18,458,283	18,476,760
BALANCES, December 31, 2014	$ 18,905	$ 18,886,257	$18,905,162

See accompanying notes to these financial statements.

CP COGENT SECURITIES, LP

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31, 2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 18,476,760	$ 9,387,622
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts receivable	(8,250,940)	48,327
Prepaid expenses	(10,442)	1,661
Accounts payable and accrued expenses	40,949	(15,315)
State income taxes payable	99,151	(61,122)
Due to affiliate	4,624,092	(3,881,843)
Net cash provided by operating activities	14,979,570	5,479,330
CASH FLOWS FROM FINANCING ACTIVITIES –		
Partners' capital distributions	(11,000,000)	(11,700,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,979,570	(6,220,670)
CASH, beginning of year	10,800,631	17,021,301
CASH, end of year	$ 14,780,201	$ 10,800,631
SUPPLEMENTAL INFORMATION:		
Cash paid for state income taxes	$ 159,030	$ 201,961

See accompanying notes to these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of CP Cogent Securities, LP (the "Partnership") is presented to assist in understanding the Partnership's financial statements. The financial statements and notes are representations of the Partnership's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates which are determined by management.

Organization
The Partnership is a limited partnership organized under the laws of the State of Texas. The Partnership is a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The 0.1% General Partner is Cogent Partners Investments, LLC, a Texas limited liability company (the "General Partner"), and the 99.9% Limited Partner is Cogent Partners, LP, a Texas limited partnership (the "Limited Partner"). The Partnership was organized in October 2002, but did not begin operations until April 1, 2003. The Partnership assists investors in reselling their private equity investments to institutional buyers and accredited investors in nonpublic transactions in the secondary market.

Cash
Cash includes cash on hand, amounts due from banks, and all highly liquid investments with maturities of three months or less. The Partnership maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Partnership has not experienced any losses from such accounts and believes it is not exposed to any significant risk of loss.

Accounts Receivable
Management analyzes the accounts receivable on a periodic basis and accounts are reserved when they are considered doubtful and written off when they are deemed uncollectible. At December 31, 2014 and 2013, all accounts receivable were considered collectible and an allowance for doubtful accounts unnecessary. The Partnership wrote off the balance of $27,273 due to a client in bankruptcy for the year ended December 31, 2014 and did not write off any accounts receivable during the year ended December 31, 2013.

Concentrations of Credit Risk
For the year ended December 31, 2014, four customers accounted for approximately 31% of total transaction income. Accounts receivable from these customers accounted for 39% of total accounts receivable at December 31, 2014. One other customer accounted for 9% of total accounts receivable at December 31, 2014.

For the year ended December 31, 2013, two customers accounted for approximately 49% of total transaction income, with no outstanding balances due at December 31, 2013. Three other customers accounted for 81% of total accounts receivable at December 31, 2013.

Fair Value of Financial Instruments
The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short maturities of these instruments.

Income Taxes
The Partnership joins other affiliates owned by the General Partner in filing consolidated state tax returns. The policy of the General Partner for intercompany allocation of state taxes provides that the subsidiary should compute the provision for income taxes on a separate-company basis.

Because the Partnership is a limited partnership, the income or loss of the Partnership for federal income tax purposes is included in the tax returns of the individual partners. Accordingly, no recognition has been given to federal income taxes in the accompanying financial statements.

The Partnership is subject to state and local taxes in Texas and New York City, and they are recorded as state income tax expense in the accompanying statement of income.

Based on management's analysis, the Partnership did not have any uncertain tax positions as of December 31, 2014 or 2013. The Partnership's federal income tax returns for the periods subsequent to December 31, 2011 remain open for examination by taxing authorities. State income tax returns for Texas and New York for the periods subsequent to December 31, 2010 and 2011, respectively, remain open for examination by taxing authorities. Interest and penalties, and the associated tax expense related to uncertain tax positions, when applicable, will be recorded in income tax expense as the positions are recognized. At December 31, 2014 and 2013, there were no income tax interest or penalty items recorded in the income statement or as a liability on the balance sheet.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the Partnership's assessment of potentially doubtful accounts receivable, allocations of expenses under an expense-sharing arrangement with the Limited Partner, and the provision for state income taxes. Actual results could differ from management's estimates.

Revenue Recognition
The Partnership recognizes transaction income at the close of the transaction on which the fees are based.

Comprehensive Income
The Partnership had no elements of comprehensive income other than net income for the years ended December 31, 2014 or 2013.

2. **NET CAPITAL REQUIREMENTS**

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in 15c3-1, shall not exceed 15 to 1. At December 31, 2014, the Partnership had net capital of $9,101,491, which was $8,722,910 in excess of its minimum net capital requirement of $378,581. The Company handled no customer securities or accounts during the years ended December 31, 2014 or 2013 and, accordingly, is not subject to the requirements under SEC Rule 15c3-3.

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part IIA) as of December 31, 2014 and 2013, does not differ materially from the schedule in the Supplemental Material.

3. **RELATED PARTY TRANSACTIONS**

The Partnership operates under an expense-sharing agreement to utilize services of the Limited Partner's personnel and office space for purposes of conducting its business. The Partnership reimburses the Limited Partner for its share of costs for salaries, benefits, rent, and various general and administrative expenses. The Partnership also pays commissions, licensing, registration, examination fees, and other expenses related to its business activities.

For the years ended December 31, 2014 and 2013, the Partnership reimbursed the Limited Partner $16,403,093 and $10,159,501, respectively, for these expenses. Amounts due to the Limited Partner totaled $5,374,730 and $750,638, at December 31, 2014 and 2013, for allocated expenses that had not been reimbursed.

4. **PARTNERS' CAPITAL**

The General Partner and Limited Partner made initial capital contributions during the period ended December 31, 2003, and are not required to make any additional contributions except as required from time to time for the Partnership to comply with the minimum net capital requirements under Rule 15c3-1 of the Securities Act of 1934, as amended. The partners may not withdraw their capital contributions and the Partnership has no obligation to return these contributions. Partnership income and losses are allocated pro rata in accordance with each partner's respective interest. Losses or credits are not allocated pro rata if they would cause a deficit balance in the partner's capital account.

Partnership net cash receipts are distributed to the partners pro rata in accordance with their respective partnership interests. Distributions totaled $11,000,000 and $11,700,000 for the years ended December 31, 2014 and 2013, respectively.

5. Retirement Plan

The General Partner and the Partnership sponsor a contributory retirement plan (the "Plan") for its employees. The Plan is intended to qualify for tax-deferred treatment under Section 401(k) of the Internal Revenue Code. The General Partner may make discretionary matching and profit-sharing contributions to the Plan. The General Partner's discretionary contributions vest over six years at 20% per year, beginning with the second year of employment. Expenses with respect to the Plan for the years ended December 31, 2014 and 2013 were $276,980 and $331,258, respectively.

6. Commitments and Contingencies

The General Partner and the Partnership lease office space and telecommunications equipment under various operating lease agreements in connection with an expense-sharing agreement. The Partnership's portion of rent expense under the expense-sharing agreement for the years ended December 31, 2014 and 2013 was $776,292 and $792,282, respectively.

The Partnership's estimated portion of scheduled future maturities of noncancelable operating leases under the expense-sharing agreement are approximately as follows for the years ending December 31:

2015	$ 941,067
2016	780,920
2017	745,632
2018	650,995
2019	240,740
	$ 3,359,354

7. Subsequent Events

The Partnership has evaluated subsequent events through February 27, 2015, the date these financial statements were available for issuance.

Greenhill & Co., Inc. (NYSE: GHL) "Greenhill" agreed to acquire CP Cogent Securities, LP, Cogent Partners, LP and Cogent Partners Europe, LLP pursuant to a Unit Purchase Agreement dated February 9, 2015. Greenhill will be a .1% General Partner and 99.9% Limited Partner of CP Cogent Securities, LP through its 100% ownership of Cogent Partners, LP. Upon closing, CP Cogent Securities, LP will be a wholly owned subsidiary of Greenhill & Co., Inc.

SUPPLEMENTARY INFORMATION

CP COGENT SECURITIES, LP

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES ACT OF 1934

DECEMBER 31, 2014

NET CAPITAL	
Total partners' capital	$ 18,905,162
Less nonallowable assets:	
Accounts receivable	9,790,374
Prepaid expenses	13,297
Net capital	$ 9,101,491
AGGREGATE INDEBTEDNESS	
Total liabilities	$ 5,678,710
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 378,581
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 378,581
Net capital in excess of required minimum	$ 8,722,910
Percentage of aggregate indebtedness to net capital	62%

STATEMENT PURSUANT TO RULE 17A-5(D)(4):
A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

See independent auditor's report and accompanying notes to financial statements.

CP COGENT SECURITIES, LP

Schedule II

Other Required Information

December 31, 2014

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):
The statement of changes in liabilities subordinated to claims of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3:
The Company is exempt from maintaining a special reserve bank account under rule 15c3-3(k)(2)(i).

Information Relating to the Procession or Control Requirements as Required by Rule 15c3-3:
Information relating to the procession or control requirements is omitted since the Company has no customer securities in its procession no under its control.

See independent auditor's report and accompanying notes to financial statements.

Schedule III
Exemption Report
December 31, 2014

CP Cogent Securities, LP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)
2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

CP Cogent Securities, LP

I, Stephen Sloan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:________________________

Title: Managing Partner

February 27, 2015

HEIN

Hein & Associates LLP
13727 Noel Road, Suite 300
Dallas, Texas 75240

www.heincpa.com
P 972.458.2296
F 972.788.4943

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
CP Cogent Securities, LP
Dallas, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* CP Cogent Securities, LP (the "Partnership") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and *(b)* the Partnership stated that the Partnership met the identified exemption provisions throughout the most recent fiscal year without exception. The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hein & Associates LLP

Dallas, Texas
February 27, 2015